Pacific Select Fund NSAR 12-31-11
Exhibit 77H


Changes in Control of Registrant for PD Small-Cap Growth Index Portfolio:

On September 20, 2011, there was a change in control with respect to one series of the Registrant from a decrease in Pacific Life Insurance Company's percentage ownership. This decrease in ownership was a result of a reduction of shares held in the PD Small-Cap Growth Index Portfolio. Control is determined by 25% ownership in any fund.


Portfolio			        Date	        Percentage Ownership

PD Small-Cap Growth Index Portfolio     6/30/2011	        >25%
					9/20/2011 and after     <25%